As filed with Securities and Exchange Commission on January 29, 2004
Registration No. 333-112074

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cepheid

(Exact Name of Registrant as Specified in its Charter)

California	77-0441625
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

904 Caribbean Drive

Sunnyvale, California 94089-1189
(408) 541-4191
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

John L. Bishop

Chief Executive Officer
904 Caribbean Drive
Sunnyvale, California 94089-1189
(408) 541-4191
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Douglas N. Cogen, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 275 Battery Street San Francisco, CA 94111 (415) 875-2300	Robert M. Smith, Esq. Dewey Ballantine LLP 1950 University Avenue East Palo Alto, CA 94303 (650) 845-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed Maximum
		Aggregate	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Unit(2)	Offering Price (2)	Fee

Common Stock, no par value, and associated preferred stock purchase rights	5,750,000	$11.785	$67,763,750	$5,483(3)

(1)	Includes 750,000 shares subject to the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on January 16, 2004.

(3)	Previously paid.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8 (a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	January 29, 2004

5,000,000 Shares

Common Stock

We are offering all of the 5,000,000 shares of common stock offered by this prospectus. We will receive all of the proceeds from the sale of common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “CPHD.” On January 27, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $12.67 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under the heading “Risk factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 750,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $          , and the total proceeds, before expenses, to us will be $          .

The underwriters are offering the shares of common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2004.

Sole Book-Running Manager

UBS Investment Bank

William Blair & Company

C.E. Unterberg, Towbin

Rodman & Renshaw

Forward-looking statements
Prospectus summary
Risk factors
Use of proceeds
Price range of common stock
Dividend policy
Capitalization
Dilution
Management
Underwriting
Legal matters
Experts
Incorporation by reference
Where you can find more information
EXHIBIT 1.1
EXHIBIT 5.1
EXHIBIT 23.2

________________________________________________________________________________

You should rely only on information contained or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus. We are not offering to sell or seeking offers to buy shares of common stock in jurisdictions where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” or “Cepheid” refer to Cepheid and its subsidiary as a combined entity.

Forward-looking statements	i
Prospectus summary	1
Risk factors	9
Use of proceeds	21
Price range of common stock	22
Dividend policy	22
Capitalization	23
Dilution	24
Management	25
Underwriting	27
Legal matters	30
Experts	30
Incorporation by reference	31
Where you can find more information	31

Cepheid®, the Cepheid logo, Smart Cycler® and GeneXpert® are registered trademarks of Cepheid. Smart Cycler II is a trademark of Cepheid. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

Forward-looking statements

This prospectus, including the incorporated documents, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “expects,” “anticipates,” “intends,” “believes,” “plans,” “might,” “will” and similar words are used to identify forward-looking statements within the meaning of the Act. These forward-looking statements, including, but not limited to, the statements in the “Prospectus summary” and “Risk factors” sections, and elsewhere in this prospectus and the incorporated documents, are not based on historical fact, but rather reflect our current expectations concerning future results and events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements, including the risks outlined in the “Risk factors” section and elsewhere in this prospectus and the incorporated documents. You are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as the result of new information, future events or otherwise. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

________________________________________________________________________________

i

Prospectus summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before buying our common stock in this offering. You should read this entire prospectus carefully, including the “Risk factors” section beginning on page 9 and the information incorporated by reference in this prospectus. Except as otherwise stated, all information in this prospectus assumes that the underwriters in this offering do not exercise their over-allotment option.

OUR BUSINESS

We develop, manufacture, and market fully-integrated systems that perform genetic analysis, including DNA or RNA analysis, for the clinical, life sciences research and biothreat markets. Our systems enable rapid, sophisticated genetic testing of organisms by automating otherwise complex manual laboratory procedures. Genetic testing involves a number of complicated steps, including sample preparation, amplification and detection. Based on state-of-the-art microfluidic and microelectronic technologies, our easy-to-use systems integrate these steps and analyze complex biological samples in our proprietary test cartridges. We are focusing our efforts on those applications where rapid genetic testing is particularly important, such as the infectious disease, cancer and biothreat testing markets. In particular, we have designed our systems to be capable of use in clinical genetic assessment. Our systems can perform a broad range of genetic tests that include identifying infectious organisms and evaluating at-risk populations for the early detection of disease such as cancer, and enable physicians to determine the stage of the disease and assess what therapy might be most effective. We have also adapted our systems to enable the rapid detection and identification of organisms that may serve as biothreat agents.

Our two principal product platforms are our Smart Cycler and GeneXpert systems. Our initial product platform, the Smart Cycler, integrates DNA amplification and detection to allow rapid genetic analysis of a sample. We commenced sales of the Smart Cycler in May 2000, and, in our estimation, we have sold more than 1,400 units to date to a wide range of customers. Some of these customers include the Centers for Disease Control and Prevention, or CDC, the Cleveland Clinic, the U.S. Food and Drug Administration, or FDA, Johns Hopkins University, MaGee-Womens Hospital, Memorial Sloan-Kettering Cancer Center, the National Institutes of Health, Stanford University and the U.S. Army Medical Research Institute for Infectious Disease, or USAMRIID. Our second product platform, the GeneXpert, integrates automated sample preparation with our Smart Cycler amplification and detection technology. We recently began shipping GeneXpert modules and anthrax test cartridges for use in the biothreat market. For example, the GeneXpert module is being incorporated in a Biohazard Detection System, or BDS, developed for the United States Postal Service, or USPS. The GeneXpert system, a self-contained system that contains the GeneXpert module and related software, is in the final stages of development. We sell our products through both direct sales and various distribution channels worldwide. In addition, we are collaborating with strategic partners to co-develop assays, or biological tests. Some of our significant collaborators include the Children’s Medical Center of Dallas, the Fred Hutchinson Cancer Research Center, the University of Pittsburgh Medical Center and USAMRIID.

The BDS for the USPS has been developed by a Northrop Grumman-led consortium that includes Cepheid and other subcontractors. This consortium was awarded a production contract that the USPS has indicated will include a $175 million first phase, with the USPS having an option for a second phase. We believe that we will realize 15%-17% of the first phase amount, the majority of which we believe we will realize in the second half of 2004. At the core of the BDS, Cepheid’s GeneXpert technology rapidly analyzes air samples taken from USPS processing lines to detect DNA from any potential anthrax spores as mail moves through the processing equipment. We initially shipped first article production GeneXpert modules for the USPS program in the fourth quarter of 2003. The BDS is currently scheduled to be installed in selected USPS mail sorting facilities throughout the United States during 2004.

INDUSTRY OVERVIEW

In recent years, significant advances in molecular biology have led to the development of increasingly efficient and sensitive techniques for detecting and measuring the presence of a particular genetic sequence in a biological sample. The three key processing steps in genetic testing are:

†	Sample preparation—procedures that must be performed to isolate the target cells and to separate and purify their nucleic acids;

†	Amplification—a chemical process to make large quantities of DNA from the nucleic acids isolated from the sample; and

†	Detection—the method of determining the presence or absence of the target DNA or RNA, typically through the use of fluorescent dyes.

Currently, the most widely-used method for genetic testing is to amplify the target sequence using amplification methods such as polymerase chain reaction, or PCR, and to detect the presence of the target using complementary DNA segments tagged with fluorescent dyes that attach to the sequence. The DNA segments that attach to the target DNA sequence are called DNA probes. DNA probes can be designed for any unique genetic sequence and have been developed for many significant infectious disease organisms, including chlamydia, gonorrhea, group B streptococcus, or GBS, and HIV, and many genetic mutations associated with human cancer and with inherited human characteristics.

Competing technology for determining the genetic composition of a cell or organism generally has the following limitations:

†	Require highly skilled technicians and special laboratories. Currently available methods and systems for genetic analysis require highly skilled scientists and technicians in a special laboratory setting, including, in many cases, separate rooms to prevent contamination of one sample by another.

†	Large and inflexible equipment. Most currently available genetic analysis equipment is large and inflexible and requires a technically complex operating environment.

†	Timeliness of result. Current sample preparation, amplification and detection technologies rely on processes that often require hours to complete, rendering results that may not be timely enough to be medically useful.

†	Sensitivity constraints. Some existing technologies accept and process only very small sample volumes, forcing laboratory technicians to spend significant effort in concentrating larger samples in order to obtain the required level of sensitivity.

†	Lack of integration. We believe that current amplification and detection systems do not integrate sample preparation into their processes in a manner that can be useful in a laboratory or non- laboratory setting.

OUR SOLUTION

We have developed complete testing systems, including instrumentation and test cartridges that integrate automated sample preparation, amplification and detection. The systems are designed to handle a variety of different biological samples in a broad range of environments and offer the following key benefits:

†	Portability and ease of use. Our systems are portable and easy to use. In particular, our GeneXpert system automates sample preparation, allowing laboratory and non-laboratory personnel to conduct sophisticated genetic analysis. In addition, our systems are designed to operate in a wide range of environments, including hospitals, research laboratories, physician offices, public health clinics or factories.

†	Flexible modular platform. Our systems are highly flexible. Each test site within an instrument is independently controlled, enabling users to run several different tests, each using a different protocol, beginning at the same or different points in time. In addition, the user does not need to wait for all tests to be completed before starting additional tests. This flexibility allows for testing of multiple samples in a short period of time.

†	Multiple target analysis. With our technology, as many as four different genetic sequences in each sample can be simultaneously detected in the same cartridge or disposable reaction tube. For example, one test cartridge or tube could be used to test for anthrax, pestis, smallpox and tularensis simultaneously. In addition to efficiency, multiple target analysis allows for greater accuracy in testing biological samples for the presence of disease. For example, accurate detection of anthrax is enhanced by the ability to simultaneously detect multiple distinct genetic targets within the same organism.

†	Rapid results. Our systems are designed to substantially reduce the time to result, allowing results from genetic tests, such as the GBS test, to be timely enough to be medically useful. Our GeneXpert system is able to produce a result from a raw biological sample in as little as 30 minutes.

†	Enhanced sensitivity. Our GeneXpert test cartridges are designed to handle a wide range of sample volumes, which provides the ability to obtain higher concentrations of starting target materials in the cartridge. Concentration and purification of the target DNA in a sample and removal of extraneous materials further increases the sensitivity of the resulting test.

†	Integration of key steps. Our GeneXpert system integrates automated sample preparation with our Smart Cycler amplification and detection technology. This integrated system enables the user to place the specimen in the test cartridge and obtain the result without performing additional interim tasks.

OUR STRATEGY

Our strategy is to become the leading supplier of integrated systems and tests for clinical genetic assessment in a variety of environments. Key elements of our strategy to achieve this objective include:

†	Provide a fully integrated genetic testing solution. We are in the final stages of development of our self-contained GeneXpert system, which integrates automated sample preparation with our Smart Cycler amplification and detection technology. We believe the introduction of this fully-integrated system will enable us to significantly expand our presence in the clinical market, as well as in the life sciences research and biothreat markets. The GeneXpert system will allow healthcare providers to obtain timely results from a raw biological sample in order to aid in the genetic assessment of disease, including cancer and GBS and other infectious diseases. In addition, we are currently developing a pipeline of tests to be used on the GeneXpert system in a clinical setting.

†	Expand applications in target markets. Our target markets include clinical genetic assessment, life sciences research and biothreat applications. We intend to develop, manufacture and sell an expanding menu of tests in the form of single-use cartridges pre-loaded with reagents that are optimized for use in our system. These additional applications will enable us to leverage our installed base and potentially accelerate market adoption of our products. In addition, our customers will be able to implement new tests, without the need to purchase a new system.

†	Continue to develop and leverage strategic relationships to develop new tests. We are currently working with several strategic partners in order to develop new target tests for use on our Smart Cycler and GeneXpert systems. We believe that the development of these new tests will increase the utility of our systems and drive penetration in the clinical and biothreat markets. We intend to further pursue these and additional strategic relationships to rapidly expand our test development and introduction.

†	Capitalize on our experience in the biothreat market. We believe that our experience in developing tests for the detection of biothreat agents for the USPS has validated our technology as an accurate, comprehensive and easy-to-use genetic testing solution. In addition, the USPS contract provides us with a near-term revenue stream. We intend to capitalize on this experience to broaden our penetration of the biothreat market and to further pursue the clinical genetic assessment and the life sciences research market.

†	Expand direct sales and distribution capabilities. We intend to increase our direct sales force in North America and continue to pursue distribution agreements with key distributors in regions outside of North America. For example, we intend to leverage our French subsidiary, Cepheid SA, to establish and expand our distribution channels in Europe.

†	Enter new markets. We intend to enter additional markets with our genetic analysis systems through the formation of strategic partnerships. These markets will potentially include the food, veterinary and industrial markets. For example, under our recent agreement with bioMerieux, we will potentially be able to access the food testing market through bioMerieux’s existing presence in that market.

OUR PRODUCTS

We commenced commercial sales of the Smart Cycler in May 2000. We began shipping the Smart Cycler II, which features various enhancements to the Smart Cycler, in November 2002. We believe our Smart Cycler products allow users to simultaneously analyze multiple biological targets faster and more efficiently than with any other product currently available.

Our GeneXpert module has been incorporated in the USPS BDS, and a self-contained version of the GeneXpert system is in the final stages of development. We currently anticipate commercial launch of the GeneXpert system in non-clinical markets in the third quarter of 2004 and in the clinical genetic assessment market in 2005. We believe that the GeneXpert system is the only genetic analysis system that integrates automated sample preparation with genetic analysis in a single test cartridge.

We have begun to develop and sell tests for use with the Smart Cycler and GeneXpert system. We currently market a GBS test for use with our Smart Cycler systems, and a GeneXpert anthrax test cartridge for use in the USPS BDS program. In addition, we are working with partners to develop tests for other applications, including methicillin resistant staphylococcus, or MRSA, vancomycin resistant enterococcus, or VRE, enterovirus meningitis, breast cancer-sentinel lymph node, or SLN, and melanoma-SLN.

RECENT DEVELOPMENTS

Agreements with IDI

On November 6, 2003, we announced a series of new agreements with Infectio Diagnostics, Inc., or IDI. Under the new agreements, our joint venture with IDI was dissolved, and we received non-exclusive worldwide, excluding Canada, distribution rights to IDI tests for GBS, MRSA and VRE, that have been configured for use with the Smart Cycler System. We also received a non-exclusive, royalty-bearing license to apply IDI proprietary genetic sequences for GBS, MRSA and VRE in the development and commercialization of Cepheid tests to be used in the GeneXpert System. IDI received non-exclusive worldwide rights to distribute our Smart Cycler System for use with IDI tests.

Commercial relationship with bioMerieux

On January 6, 2004, we announced an agreement for a strategic commercial relationship with bioMerieux for bioMerieux to develop DNA testing products using its proprietary Nucleic Acid Sequence-Based Amplification, or NASBA, technology to be run on systems employing our Smart

Cycler and GeneXpert platforms. We will receive up to a total of $15.0 million in potential payments under this agreement, in addition to potential product purchases and royalty payments on end-user GeneXpert test cartridge sales. Of the $15.0 million fee, $5.0 million has been received. Of the remaining $10.0 million, $5.0 million is due on June 30, 2004 and the remaining $5.0 million will become due if bioMerieux commercializes a product based on our technology.

Announcement of preliminary financial results for fourth quarter and fiscal year 2003

On January 29, 2004, we announced our preliminary unaudited operating results for the fourth quarter and fiscal year ended December 31, 2003.

Total product sales for the three months ended December 31, 2003 increased 33% to $4.9 million from $3.7 million for the three months ended December 31, 2002. For the year ended December 31, 2003, our total product sales increased 27% to $15.8 million from $12.4 million for the year ended December 31, 2002. Total revenues for the three months ended December 31, 2003 increased 14% to $5.3 million from $4.7 million for the three months ended December 31, 2002. For the year ended December 31, 2003, our total revenue increased 26% to $18.5 million from $14.6 million for the year ended December 31, 2002.

The gross profit margin on product sales for the three months ended December 31, 2003 was 55%, compared to gross profit on product sales of 43% for the three months ended December 31, 2002. For the year ended December 31, 2003, gross profit margin on product sales was 45%, compared to gross profit of 29% for the year ended December 31, 2002. Net loss for the three months ended December 31, 2003 was $4.5 million, or $0.13 per share (based on weighted average shares outstanding of 35.7 million), compared to net loss of $3.5 million, or $0.11 per share (based on weighted average shares outstanding of 30.8 million), for the three months ended December 31, 2002. For the year ended December 31, 2003, we reported a net loss of $17.5 million, or $0.53 per share (based on weighted average shares outstanding of 33.4 million), compared to net loss of $19.7 million, or $0.70 per share (based on weighted average shares outstanding of 28.2 million), for the year ended December 31, 2002.

OUR CORPORATE INFORMATION

We were incorporated in March 1996 in the State of California. Our principal executive offices are located at 904 Caribbean Drive, Sunnyvale, California 94089 and our telephone number is (408) 541-4191. Our website is located at www.cepheid.com. Information contained on our website is not part of this prospectus.

The offering

Common stock we are offering	5,000,000 shares

Common stock to be outstanding after this offering	40,333,586 shares

Nasdaq National Market Symbol	CPHD

Use of proceeds	We estimate that the net proceeds to us from the offering after expenses will be $59,049,000, assuming a public offering price of $12.67 per share. We intend to use the net proceeds of this offering for general corporate purposes, including working capital, research and development and obtaining licenses. See “Use of proceeds” on page 21.

Risk factors	See “Risk factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering in the table above is based on the number of shares outstanding as of September 30, 2003, and does not include:

†	4,398,538 shares of our common stock issuable upon the exercise of stock options issued under our stock option plans and outstanding as of September 30, 2003 having a weighted average exercise price of $4.27 per share;

†	an additional 1,213,127 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan as of September 30, 2003;

†	555,556 shares of common stock sold to an institutional investor in November 2003; and

†	up to 750,000 additional shares of common stock that we have agreed to sell if the underwriters exercise in full their over-allotment option.

Unless otherwise stated, all information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option, and all currency amounts in this prospectus are stated in U.S. dollars.

Summary consolidated financial data

The consolidated statement of operations data set forth below for the years ended December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements incorporated by reference in this prospectus. The following consolidated balance sheet data as of September 30, 2003 and the consolidated statements of operations data for the nine months ended September 30, 2002 and 2003 are unaudited and have been derived from the unaudited interim financial statements incorporated by reference in this prospectus. In the opinion of management, the unaudited interim financial data have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. Results for interim periods are not indicative of results for a full year or any other future period. You should read the data set forth below in conjunction with the consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” incorporated by reference in this prospectus.

The pro forma as adjusted balance sheet data as of September 30, 2003 has been adjusted to give effect to our sale of the 5,000,000 shares of common stock in this offering, assuming a public offering price of $12.67 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, as though this sale occurred as of September 30, 2003. It also gives effect to our sale of 555,556 shares of common stock to an institutional investor in November 2003 for net cash proceeds of approximately $2.0 million.

				Nine months ended
	Year ended December 31,			September 30,

Statement of operations data:	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands, except per share data)
Revenues:
Instrument sales	$4,336	$8,208	$11,075	$7,814	$9,433
Reagents and disposable sales	61	461	1,338	949	1,523

Total product sales	4,397	8,669	12,413	8,763	10,956
License and royalty revenue	—	124	200	200	44
Grant and government sponsored research revenue	2,249	2,554	1,838	845	1,868
Research and development contract revenue	416	7	203	193	382

Total revenues	7,062	11,354	14,654	10,001	13,250
Operating costs and expenses:
Cost of product sales	3,851	6,330	8,766	6,672	6,433
Research and development	15,055	15,003	16,889	13,110	11,866
Selling, general and administrative	4,675	6,727	8,572	6,311	7,928
Restructuring expenses	—	—	245	262	—

Total operating costs and expenses	23,581	28,060	34,472	26,355	26,227

Loss from operations	(16,519)	(16,706)	(19,818)	(16,354)	(12,977)
Interest income (expense), net	1,700	1,195	77	88	(34)

Net loss	(14,819)	(15,511)	(19,741)	(16,266)	(13,011)
Deemed dividend to Series C preferred shareholders	(19,114)	—	—	—	—

Net loss applicable to common shareholders	$(33,933)	$(15,511)	$(19,741)	$(16,266)	$(13,011)

Basic and diluted net loss per common share	$(2.14)	$(0.60)	$(0.70)	$(0.59)	$(0.40)

Shares used in computing net loss per common share	15,859	25,939	28,203	27,342	32,596

	As of September 30, 2003

		Pro forma
Balance sheet data:	Actual	as adjusted

	(unaudited, in thousands)
Cash and cash equivalents	$15,166	$76,173
Restricted cash	1,166	1,166
Working capital	17,451	78,458
Total assets	33,383	94,390
Long-term liabilities, less current portion	2,932	2,932
Accumulated deficit	(75,587)	(75,587)
Shareholders’ equity	22,382	83,389

________________________________________________________________________________

Risk factors

Before you invest in our common stock, you should be aware of various risks to which we may be subject, including those described below. The following risks and uncertainties may have a material and adverse effect on our business, financial condition, results of operations or the trading price of our common stock. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus before you decide whether to purchase any of our common stock. If any of the material risks or uncertainties we face were to occur, the trading price of our securities could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We may not achieve or maintain profitability.

We have experienced significant operating losses each year since our inception and expect to have negative cash flow from operations through at least the end of 2004. We experienced net losses of approximately $14.8 million in 2000, $15.5 million in 2001, $19.7 million in 2002 and $13.0 million for the first nine months of 2003. As of September 30, 2003, we had an accumulated deficit of approximately $75.6 million. Our ability to become profitable will depend on our ability to increase our revenues, which depends on a number of factors including market acceptance of our products, the extent of the USPS BDS program in which we are participating, and whether the USPS elects to pursue the second phase of the program, our ability to successfully penetrate the clinical market, and global economic and political conditions. Our ability to become profitable also depends on our expense levels and product costs, which are also influenced by a number of factors, including the resources we devote to developing and supporting our products, to continued progress of our research, and to development of potential products, and the need to acquire licenses to new technology or to use our technology in new markets, including the potentially significant ongoing royalty payments associated with these licenses. If we fail to grow our revenue and manage our expenses and product costs, we may never achieve profitability.

Our participation in the USPS Biohazard Detection System program and other similar programs may not result in predictable contracts or revenues.

Our participation in government contracting programs, including the USPS BDS program, involves significant uncertainties in the timing of decision-making and deployment and is highly sensitive to changes in national and international priorities and budgets. We cannot be certain that actual funding, deployment and operating parameters, or product purchases, will be at currently expected levels. In particular, we cannot assure you that the USPS will choose to purchase additional BDS units containing our products as part of the potential second phase of the BDS program. In addition, we cannot be sure that we will be able to sufficiently ramp up our manufacturing and implementation capacity to meet, in a timely fashion, the demands that will be placed on us when we are requested to enter full-scale production of the components of the BDS that we supply. In this and any similar future programs, there may be no obligation on the part of the eventual customer to buy a minimum number of units or tests, so, even if we are awarded a production contract, we may be subject to our customer’s future spending patterns and budgetary cycles. Furthermore, if we participate in any other collaborations bidding for government contracts, the bidding and evaluation process could be lengthy and involve significant expense, and may never result in a contract or a contract with acceptable terms. Accordingly, our participation in the USPS Biohazard Detection System program and other similar programs are subject to a number of risks and uncertainties and may never yield significant revenues.

Risk factors

We rely on licenses of key technology from third parties and will require additional licenses for many of our new products or product features.

Our products typically require licenses from third-party suppliers in order to be sold, which licenses may be terminated in the event of a material breach by us. If such licenses are so terminated, we may not be able to enter into new agreements on terms favorable to us. We will also need to introduce new products and product features in order to market our products to a broader customer base. Accordingly, our introduction of new products and product features could require us to obtain additional licenses. Furthermore, for certain markets, we intend to manufacture reagents for use with our Smart Cycler and GeneXpert systems to offer a more complete solution for the detection and analysis of DNA. We believe that manufacturing reagents for use in our Smart Cycler and GeneXpert systems is important to our business and growth prospects. However, we will require additional licenses for many reagents. Our ability to develop, manufacture and sell products, and our strategic plans and growth, could be impaired if we are unable to obtain these licenses or if these licenses are terminated or expire and cannot be renewed on terms favorable to us. We may not be able to obtain licenses for a given product or product feature, or for some reagents, on commercially reasonable terms, if at all. Some of these licenses may include significant upfront and ongoing royalty payments. Some of our competitors have rights to technologies and reagents that we have not yet obtained. Our failure to obtain similar rights would limit our ability to offer a system that includes some product features or reagents and would adversely affect our competitive position and our performance.

If we cannot successfully commercialize our self-contained GeneXpert system, our business could be harmed.

While GeneXpert modules are incorporated into the USPS BDS, our self-contained GeneXpert system is in the final stages of development. We anticipate that our ability to achieve and maintain profitability will depend in large part on the successful commercialization of the GeneXpert system. Many factors may affect the market acceptance and commercial success of our GeneXpert system, including:

†	availability of tests for use in the GeneXpert system;

†	timely completion of the self-contained GeneXpert system for commercial sale;

†	the timing of market entry of our GeneXpert system relative to competitive products;

†	our ability to convince our potential customers of the advantages and economic value of our GeneXpert system over competing technologies and products;

†	our ability to obtain FDA and any other regulatory approvals for clinical markets;

†	the extent and success of our marketing and sales efforts; and

†	publicity concerning our GeneXpert system or any similar products.

If the GeneXpert system does not gain market acceptance, we will be unable to generate significant sales, which will prevent us from achieving profitability.

If our products do not perform as expected, or the reliability of the technology on which our products are based is questioned, we could experience lost revenue, delayed or reduced market acceptance of our products, increased costs and damage to our reputation.

Our success depends on the market’s confidence that we can provide reliable, high quality genetic testing systems. We believe that customers in the life sciences research, biothreat and clinical markets are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our products or technologies may be impaired for any of the following reasons:

†	failure of products to perform as expected;

†	concerns regarding the reliability or efficacy of the PCR technology on which our systems are based;

†	any perception that our products are difficult to use; or

†	litigation concerning the performance of our products or our technology.

Risk factors

Even after any underlying concerns or problems are resolved, any widespread concerns regarding our technology or any manufacturing defects or performance errors in our products could result in lost revenue, delayed market acceptance, damaged reputation, increased service and warranty costs, and claims against us.

We expect that our operating results will fluctuate significantly, and any failure to meet financial expectations may result in a decline in our stock price.

We expect that our quarterly operating results will fluctuate in the future as a result of many factors, some of which are outside of our control. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. Our operating results may be affected by the inability of some of our customers to consummate anticipated purchases of our products, whether due to changes in internal priorities or, in the case of governmental customers, problems with the appropriations process. Any interruptions we experience in the manufacturing or shipping of our products could delay our ability to recognize revenues in a particular quarter. It is possible that in some future quarter or quarters our operating results will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly.

If revenue declines in a quarter, whether due to a delay in recognizing expected revenue or otherwise, our results of operations will be harmed because many of our expenses are relatively fixed. In particular, research and development and selling, general and administrative expenses are not significantly affected by variations in revenue.

If we are unable to manufacture our products in sufficient quantities and in a timely manner, our operating results will be harmed and our ability to generate revenue could be diminished.

Our revenues and other operating results will depend in large part on our ability to manufacture and assemble our products in sufficient quantities and in a timely manner. We have limited experience in manufacturing large volumes of products and we cannot assure that manufacturing problems will not arise as we produce our products, or that we can adequately scale-up manufacturing in a timely manner or at commercially reasonable costs if we experience increased demand. We have experienced delays in our ability to ship finished products as a result of delays in production. We may not be able to react quickly in the event of significant delays in the manufacturing process. If we are unable to manufacture our products consistently and on a timely basis, our revenues from product sales and our other operating results will be materially and adversely affected.

If our single source suppliers fail to deliver key product components in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.

We depend on several single source suppliers that supply components used in the manufacture of the Smart Cycler system, the GeneXpert modules and system, disposable reaction tubes, and cartridges. If we need alternative sources for key component parts for any reason, these component parts may not be immediately available. If alternative suppliers are not immediately available, we will have to identify and qualify alternative suppliers, and production of these components may be delayed. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. For example, Cepheid has recently been experiencing problems with the delivery of certain parts from an existing supplier and Cepheid is shifting to an alternative supplier. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the manufacture of our products may require us to delay shipments of products, harm customer relationships or force us to curtail or cease operations.

The regulatory approval process is expensive, time-consuming, and uncertain and may prevent us from obtaining required approvals for the commercialization of some of our products.

In clinical markets, our products will be generally regulated as medical devices by the FDA and comparable agencies of other countries. In particular, FDA regulations govern activities such as

Risk factors

product development, product testing, product labeling, product storage, premarket clearance or approval, manufacturing, advertising, promotion, product sales, reporting of certain product failures and distribution. Some of our products, depending on their intended use, will require either premarket notification, or 510(k) clearance, or premarket approval from the FDA prior to marketing. The 510(k) clearance pathway usually takes from two to twelve months from submission, but can take longer. The premarket approval pathway is much more costly, lengthy, uncertain and generally takes from one to two years or longer from submission. Products, such as the Smart Cycler and the GeneXpert system, when used for clinical diagnostic purposes will require this approval. To date only the GBS test developed by IDI for use on the Smart Cycler has received FDA clearance. We have not sought approval or clearance from the FDA or any other governmental body for other tests for the Smart Cycler or GeneXpert. Any failure, or any material delay in obtaining the clearance or approval, could harm our business.

Our manufacturing facilities, where we produce the Smart Cycler system and the GeneXpert system, cartridges and reagents, are subject to periodic regulatory inspections by the FDA and other federal and state regulatory agencies. These facilities are subject to Quality System Regulation, or QSR, requirements of the FDA. If we fail to maintain these facilities in accordance with the QSR requirements, international quality standards or other regulatory requirements, the manufacturing process could be suspended or terminated, which would harm our business.

Our sales cycle, particularly in the life sciences research market, can be lengthy, which can cause variability and unpredictability in our operating results.

The sales cycles for our products, particularly in the life sciences research market, can be lengthy, which makes it more difficult for us to accurately forecast revenues in a given period, and may cause revenues and operating results to vary significantly from period to period. As a result, we may expend considerable resources on unsuccessful sales efforts or we may not be able to complete transactions on the schedule anticipated.

If our competitors and potential competitors develop superior products and technologies our competitive position and results of operations would suffer.

We face intense competition from a number of companies that offer products in our target markets. These competitors include:

†	companies developing and marketing sequence detection systems for life sciences research products;

†	healthcare companies that manufacture laboratory-based tests and analyzers;

†	diagnostic and pharmaceutical companies;

†	companies developing drug discovery technologies; and

†	companies developing or offering biothreat detection technologies.

We also face competition from both established and development-stage companies that continually enter these markets. Several companies are currently making or developing products that may or will compete with our products. Our competitors may succeed in developing, obtaining FDA approval for, or marketing technologies or products that are more effective or commercially attractive than our potential products, or that render our technologies and potential products obsolete. As these companies develop their technologies, they may develop proprietary positions that prevent us from successfully commercializing our products.

We also need to compete effectively with companies developing their own microfluidics technologies and products. Microfluidic technologies have undergone and are expected to continue to undergo rapid and significant change. Rapid technological development may result in our products or technologies becoming obsolete. Products we offer could be made obsolete either by less expensive or more effective products based on similar or other technologies. If we do not continue to improve our products and develop new products that keep pace with competitive product introductions and technological developments, satisfy diverse and rapidly evolving customer requirements and achieve market

Risk factors

acceptance, we might be unable to attract new customers. We also compete against universities and public and private research institutions. While these organizations primarily have educational or basic research objectives, they may develop proprietary technology and acquire patents that we need for the development of our products. Licenses to this proprietary technology may not be available to us on acceptable terms, if at all.

In many instances, particularly in the clinical area, our competitors have substantially greater financial, technical, research and other resources, and larger, more established marketing, sales, distribution and service organizations than we have. Moreover, these competitors may offer broader product lines and tactical discounts and have greater name recognition. If we fail to compete effectively against these and other competitors, we will lose sales and our business will be harmed.

If product liability lawsuits are successfully brought against us, we may face reduced demand for our products and incur significant liabilities.

We face an inherent risk of exposure to product liability claims if our technologies or systems are alleged to have caused harm, in part because our products are used for sensitive applications. We cannot be certain that we can successfully defend any product liability lawsuit brought against us. Regardless of merit or eventual outcome, product liability claims may result in:

†	decreased demand for our products;

†	injury to our reputation;

†	costs of related litigation; and

†	substantial monetary awards to plaintiffs.

If we are the subject of a successful product liability lawsuit that exceeds the limits of any insurance coverage we may have, we may incur substantial liabilities, which would harm our business.

We may not receive substantial additional payments under our strategic commercial relationship with bioMerieux.

The final $5.0 million payment under our agreement with bioMerieux is a milestone payment and will be received if and when bioMerieux commercializes its first product based on Cepheid’s technology. This milestone may not be achieved. In addition, payment of royalties to us under this arrangement depends on sales by bioMerieux of end-user GeneXpert test cartridge sales. bioMerieux, however, is not obligated to sell any particular numbers of cartridges, and we may never earn appreciable product sales revenue or additional royalties from the arrangement.

If we are unable to maintain our relationships with collaborative partners, we may have difficulty selling our products.

We believe that our success in penetrating our target markets and in bidding for certain kinds of contracts depends in part on our ability to develop and maintain collaborative relationships with key companies. However, our collaborative partners may not be able to perform their obligations as expected or devote sufficient resources to the development, supply or marketing of potential products developed under these collaborations. Also, if a key collaborative partner fails to perform its obligations as expected, including, for example, if it becomes insolvent or is acquired by another company with which we have no relationship, we may not be able to develop an adequate alternative in a timely manner.

Currently, our significant collaborative partners include:

†	Northrop Grumman Corp.’s Automation and Information Systems Division, Sceptor Industries and Smiths Detection, with whom we will jointly install and test the BDS for the USPS;

†	Applied Biosystems Group, in a collaboration to develop and sell reagents to detect biothreat agents for use with our GeneXpert system and cartridges;

Risk factors

†	bioMerieux, in a collaboration to develop and sell DNA testing products using its NASBA technology on our Smart Cycler and GeneXpert platforms;

†	Infectio Diagnostics, Inc., in a collaboration to distribute IDI tests for GBS, MRSA and VRE, that have been configured for use with the Smart Cycler System, and to apply IDI proprietary genetic sequences for GBS, MRSA and VRE in the development and commercialization of Cepheid tests to be used in the GeneXpert System; and

†	Takara Bio, Inc. in a collaboration to manufacture and sell a line of general use PCR enzyme reagents optimized for use on our products.

Relying on these or other collaborative relationships is risky to our future success because, among other things:

†	our collaborative partners may not devote sufficient resources to the success of our collaboration;

†	our collaborative partners may not obtain regulatory approvals necessary to continue the collaborations in a timely manner;

†	our collaborative partners may develop technologies or components competitive with our products;

†	components developed by collaborators could fail to meet specifications, possibly causing us to lose potential projects and subjecting us to liability;

†	some agreements with our collaborative partners may terminate prematurely due to disagreements or may result in litigation between the partners;

†	our collaborators may not have sufficient capital resources;

†	our existing collaborations may preclude us from entering into additional future arrangements; or

†	we may not be able to negotiate future collaborative arrangements, or renewals of existing collaborative agreements, on acceptable terms.

If we fail to obtain an adequate level of reimbursement for our products from third-party payers, our ability to sell products in some markets would be harmed.

Our ability to sell our products in the clinical diagnostics market will depend in part on the extent to which reimbursement for our products and related treatments will be available from:

†	government health administration authorities;

†	private health coverage insurers;

†	managed care organizations; and

†	other organizations.

If appropriate reimbursement cannot be obtained, our business could be harmed.

There are efforts by governmental and third-party payers to contain or reduce the costs of health care through various means. Additionally, third-party payers are increasingly challenging the price of medical products and services. If purchasers or users of our products are not able to obtain adequate reimbursement for the cost of using our products, they may forego or reduce their use. Significant uncertainty exists as to the reimbursement status of newly approved health care products and whether adequate third-party coverage will be available.

If our direct selling efforts for our products fail, our business expansion plans could suffer and our ability to generate revenue will be diminished.

We are utilizing a direct sales force to market our products in some markets. We have a relatively small sales force compared to our competitors. Failure to effectively promote and sell our products in these markets could have a negative impact on their market acceptance. If our systems fail to penetrate

Risk factors

these expanding markets, it could have a negative effect on our ability to sell subsequent systems and hinder the planned expansion of our business.

If our distributor relationships are not successful, our ability to market and sell our products in the life sciences research market would be harmed and our financial performance will be adversely affected.

We depend on relationships with distributors for the marketing and sales of our products in the life sciences research and clinical markets in various geographic regions and we have a limited ability to influence their efforts. For the nine months ended September 30, 2003, product sales through distributors represented 53% of total product sales. Our distributors in the United States, the Far East and Europe accounted for 33%, 10%, and 10%, respectively, of total product sales for the nine months ended September 30, 2003. These distributors accounted for 38%, 15%, and 4%, respectively, of total product sales for the corresponding nine-month period of the prior year. Other than our reserved right to sell directly to some end user customers, Takara Bio, Inc. is the exclusive distributor of Smart Cycler in the life sciences research market in Japan and we also rely on various distributors for our sales of Smart Cycler in the European life sciences research market. Relying on distributors for our sales and marketing is risky to our future for various reasons, including:

†	agreements with distributors may terminate prematurely due to disagreements or may result in litigation between the partners;

†	our distributors may not devote sufficient resources to the sale of products;

†	our distributors may be unsuccessful;

†	our existing relationships with distributors may preclude us from entering into additional future arrangements; and

†	we may not be able to negotiate future distributor agreements on acceptable terms.

We may be subject to third-party claims that we require additional licenses for our products, and such claims could interfere with our business.

Our industry is characterized by a large number of patents, claims of which appear to overlap in many cases. As a result, there is a significant amount of uncertainty regarding the extent of patent protection and infringement. Obtaining licenses to relevant patents could be costly and could materially harm our results of operations. Failing to obtain a license could result in litigation, which may consume our resources and lead to significant damages, royalty payments or an injunction on the sale of our products. In addition, some of these licenses could result in substantial additional royalties, which could adversely impact our product costs and harm our business.

If our products infringe on the intellectual property rights of others, we could face costly litigation, which could cause us to pay substantial damages and limit our ability to sell some or all of our products.

Our market success depends in part on us neither infringing valid, enforceable patents or proprietary rights of third parties, nor breaching any of our licenses under which we have been granted rights relating to our technologies and products. We are aware of a number of third-party patents that relate to our technology, certain of which we believe are invalid or not infringed. We plan to seek licenses as we deem appropriate; however, such licenses may not be available on commercially acceptable terms, if at all. It is possible that third parties from whom we do not acquire a license may assert infringement or other intellectual property claims against us. We may consequently be subjected to substantial damages for past infringement or be required to modify our products if it is ultimately determined that our products infringe a third party’s proprietary rights. Further, we may be prohibited from selling our products. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. Any

Risk factors

public announcements related to litigation or interference proceedings initiated or threatened against us could cause our stock price to decline.

We may need to initiate lawsuits to protect or enforce our patents, which would be expensive and, if we lose, may cause us to lose some, if not all, of our intellectual property rights, and thereby impair our ability to compete.

We rely on patents to protect a large part of our intellectual property. To protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. These lawsuits could be expensive, take significant time and divert management’s attention from other business concerns. They would also put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We may also provoke these third parties to assert claims against us. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we would prevail in any of these suits or that the damages or other remedies awarded, if any, would be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, it could cause our stock to decline.

If we fail to maintain and protect our intellectual property rights, our competitors could use our technology to develop competing products and our business will suffer.

Our competitive success will be affected in part by our continued ability to obtain and maintain patent protection for our inventions, technologies and discoveries, including intellectual property that we license. Our ability to do so will depend on, among other things, complex legal and factual questions. We have patents related to some technology and have licensed some of our technology under patents of others. We cannot assure you that our patents and licenses will successfully preclude others from using our technology. Our pending patent applications may lack priority over others’ applications or may not result in the issuance of patents. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements, licenses and other contractual provisions and technical measures to maintain and develop our competitive position with respect to intellectual property. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. For example, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries, as many countries do not offer the same level of legal protection for intellectual property as the United States. Furthermore, for a variety of reasons, we may decide not to file for patent, copyright or trademark protection outside of the United States. Our trade secrets could become known through other unforeseen means. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology. Our competitors may also develop similar products without infringing on any of our intellectual property rights or design around our proprietary technologies.

The world geopolitical climate may have created increased expectations for the biothreat market that may not materialize.

The world geopolitical climate in the wake of the September 11, 2001 terrorist attacks has created increased interest in biothreat detection systems. Although we are part of the consortium that produced the BDS for the USPS, we are uncertain what the long-term impact the increased interest in this market will be on our product sales and the extent of the biothreat market over a substantial period of time. As a result, our revenues from the use of our products in biothreat detection systems

Risk factors

are difficult to predict and the amount and timing of any such revenues are subject to substantial uncertainty.

Our international operations subject us to additional risks and costs.

Our international operations are subject to a number of difficulties and special costs, including:

†	compliance with multiple, conflicting and changing governmental laws and regulations;

†	laws and business practices favoring local competitors;

†	potential for exchange and currency risks;

†	potential difficulty in collecting accounts receivable;

†	import and export restrictions and tariffs;

†	difficulties staffing and managing foreign operations;

†	greater difficulties and expense in enforcing intellectual property rights;

†	business risks, including fluctuations in demand for our products and the cost and effort to conduct international operations and travel abroad to promote international distribution, and global economic conditions;

†	multiple conflicting tax laws and regulations; and

†	political and economic instability.

We intend to expand our international sales and marketing activities, including through our European subsidiary, and enter into relationships with additional international distribution partners. We may not be able to attract distribution partners that will be able to market our products effectively.

Our international operations could also increase our exposure to international laws and regulations. If we cannot comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation. For example, the governments of foreign countries might attempt to regulate our products and services or levy sales or other taxes relating to our activities. In addition, foreign countries may impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult for us to conduct our business.

The nature of our products may also subject us to export control regulation by the U.S. Department of State and the Department of Commerce. Violations of these regulations can result in monetary penalties and denial of export privileges.

If we fail to retain key members of our staff, our ability to conduct and expand our business would be impaired.

We are highly dependent on the principal members of our management and scientific staff. The loss of services of any of these persons could seriously harm our product development and commercialization efforts. In addition, we will require additional skilled personnel in areas such as microbiology, regulatory, and sales and marketing. Retaining and training personnel with the requisite skills remains challenging, and, if general economic conditions improve, is likely to become extremely competitive again, particularly in the Silicon Valley area of California where our main office is located. If at any point we are unable to hire, train and retain a sufficient number of qualified employees to match our growth, our ability to conduct and expand our business could be seriously reduced.

If a catastrophe strikes our manufacturing facilities, we may be unable to manufacture our products for a substantial amount of time and we would experience lost revenue.

Our manufacturing facilities are located in Sunnyvale, California. Although we have business interruption insurance, our facilities and some pieces of manufacturing equipment are difficult to

Risk factors

replace and could require substantial replacement lead-time. Various types of disasters, including earthquakes, fires, floods and acts of terrorism, may affect our manufacturing facilities. Earthquakes are of particular significance since the manufacturing facilities are located in an earthquake-prone area. In the event our existing manufacturing facilities or equipment is affected by man-made or natural disasters, we may be unable to manufacture products for sale, meet customer demands or sales projections. If our manufacturing operations were curtailed or ceased, it would seriously harm our business.

If we acquire companies, products or technologies, we may face risks associated with those acquisitions.

If we are presented with appropriate opportunities, we may acquire or make other investments in complementary companies, products or technologies. We may not realize the anticipated benefit of any acquisition or investment. If we acquire companies or technologies, we will likely face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of these operations and services of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns and the potential loss of key employees or customers of the acquired businesses. If we fail to successfully integrate other companies that we may acquire, our business could be harmed. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing shareholders or us. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired goodwill and other intangible assets.

We might require additional capital to support business growth, and such capital might not be available.

We intend to continue to make investments to support business growth and may require additional funds to respond to business challenges, which include the need to develop new products or enhance existing products, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financing to secure additional funds. Equity and debt financing, however, might not be available when needed or, if available, might not be available on terms satisfactory to us. In addition, to the extent that additional capital is raised through the sale or equity or convertible debt securities, the issuance of these securities could result in dilution to our shareholders. In addition, these securities may be sold at a discount from the market price of our common stock, and may include right preferences or privileges senior to those of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

If we become subject to claims relating to improper handling, storage or disposal of hazardous materials, we could incur significant cost and time to comply.

Our research and development processes involve the controlled storage, use and disposal of hazardous materials, including biological hazardous materials. We are subject to federal, state and local regulations governing the use, manufacture storage, handling and disposal of materials and waste products. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act. OSHA or the EPA may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations that would have a material adverse effect on our operations.

The risk of accidental contamination or injury from hazardous materials cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result, and any

Risk factors

liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, if at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

RISKS RELATED TO THIS OFFERING

Our stock price could be volatile, and your investment could suffer a decline in value.

Stock prices and trading volumes for many companies in our industry fluctuate widely for a number of reasons, including factors which may be unrelated to their businesses or results of operations such as media coverage, legislative and regulatory measures and the activities of various interest groups or organizations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially and adversely affect the market price of our common stock and the return on your investment.

Historically, our stock price has been extremely volatile. Since the second quarter of 2003, the price of our common stock has ranged between a high of $13.56 per share and a low of $3.03 per share. The market price of our common stock may fluctuate significantly in the future due to a variety of factors, including:

†	quarterly variations in our operating results;

†	announcements or introduction of technological innovations by us or our competitors;

†	changes in or our failure to meet market or, to the extent securities analysts follow our common stock, securities analysts’ expectations;

†	market conditions relating to our industries;

†	any new commercial products, or clinical progress or lack thereof by, our collaborative partners or our competitors;

†	developments, particularly license developments, in our distribution or collaborative partner relationships;

†	erroneous reports in the press regarding the activities of our company;

†	future sales of our common stock;

†	sales of significant amounts of our common stock or other securities in the open market;

†	the depth of the market for our common stock; and

†	actual or anticipated fluctuations in our operating results.

In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of our management’s attention and resources.

Investors in the offering will experience immediate and substantial dilution.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value per share of common stock from the price per share that you pay for the common stock. If the holders of outstanding options exercise those options at prices below the public offering price, you will incur further dilution. See “Dilution.”

Risk factors

Sales of substantial amounts of our common stock or the perception that these sales may occur could cause the market price of our common stock to drop significantly, even if our business is performing well.

Our stock price may be depressed by future sales of our shares or the perception that such sales may occur. We had 35,333,586 shares outstanding as of September 30, 2003, substantially all of which shares are not subject to limitations on resale under SEC Rule 144. This number of shares outstanding as of September 30, 2003 does not include 555,556 shares of common stock sold to an additional investor in November 2003. Sales of substantial amounts of our common stock in the public market might lower our common stock’s market price. We are unable to estimate the amount, timing or nature of future sales of our outstanding common stock.

Management will have broad discretion as to the use of proceeds from this offering, and may not use these funds effectively.

We do not have specific plans for how we will spend the funds raised in this offering. Accordingly, our management will retain broad discretion to allocate these proceeds. Management’s failure to use these funds effectively could have an adverse effect on the value of our common stock and could make it more difficult and costly to raise funds in the future.

Our anti-takeover measures could discourage potential takeover attempts and thus limit the price investors might be willing to pay for our common stock in the future.

The provisions of our articles of incorporation that eliminate cumulative voting, provide for a staggered board of directors and authorize our board of directors to issue preferred stock with rights superior to our common stock could discourage a third party from acquiring, or make it more difficult for a third party to acquire control of us without approval of our board of directors. These provisions could also limit the price that investors might be willing to pay for shares of our common stock in the future.

Provisions in our shareholder rights plan may inhibit transactions that could be beneficial to our shareholders.

Our board of directors has adopted a shareholder rights plan, commonly referred to as a “poison pill.” This plan entitles existing shareholders to rights, including the right to purchase shares of common stock, in the event of an acquisition of 15% or more of our outstanding common stock. This plan could prevent shareholders from profiting from an increase in the market value of their shares as a result of a change of control of our company by delaying or preventing a change of control.

Broad market fluctuations in our stock price could result in the loss of market makers for our common stock, which could, in turn, result in a decline in the price of our common stock.

To maintain our eligibility for listing on Nasdaq, we must maintain a minimum number of market makers and meet and maintain other eligibility requirements, including a minimum trading value of our common stock. A prolonged decline in the price of our common stock could effect the operation of our business by severely limiting our ability to raise capital or to use our common stock in connection with acquisitions.

In addition if the price of our common stock is below $5.00 per share, broker dealers may have to follow specific disclosure and suitability requirements, which could limit the marketability of our common stock.

________________________________________________________________________________

Use of proceeds

We estimate the net proceeds of this offering will be approximately $59.0 million, assuming a public offering price of $12.67 per share and after payment of estimated underwriting discounts and commissions and estimated expenses of this offering. If the underwriters’ over-allotment option is exercised in full, we anticipate that the net proceeds will be approximately $68.0 million.

We intend to use the net proceeds of this offering for general corporate purposes, including working capital, research and development, and obtaining licenses. Although we have no agreements or commitments with respect to any acquisition, we may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in products, technologies or companies.

The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business. Pending our use of net proceeds identified above, we intend to invest the remaining net proceeds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

________________________________________________________________________________

Price range of common stock

Our common stock has been traded on the Nasdaq National Market under the symbol “CPHD” since our initial public offering on June 21, 2000. Prior to that date, there was no public trading market for our common stock. The following table sets forth, for the periods indicated, the quarterly high and low sales prices per share of our common stock as reported on the Nasdaq National Market:

	High	Low

Fiscal year ended December 31, 2002
First Quarter	$5.75	$2.23
Second Quarter	5.74	3.07
Third Quarter	5.70	2.58
Fourth Quarter	6.58	3.50

Fiscal year ended December 31, 2003
First Quarter	$6.15	$3.25
Second Quarter	5.38	3.03
Third Quarter	5.90	4.00
Fourth Quarter	10.40	4.67

Fiscal year ending December 31, 2004
First Quarter (through January 27, 2004)	$13.56	$9.76

On January 27, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $12.67 per share. As of December 31, 2003, there were 285 holders of record of our common stock.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Capitalization

The following table sets forth our capitalization as of September 30, 2003:

†	on an actual basis; and

†	on a pro forma as adjusted basis to give effect to the sale of the 5,000,000 shares of common stock offered by us, assuming a public offering price of $12.67 per share, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, and the sale of 555,556 shares of common stock to an institutional investor in November 2003 for net cash proceeds of approximately $2.0 million.

	As of September 30, 2003

		Pro forma
	Actual	as adjusted

	(unaudited, in thousands,
	except share data)
Equipment financing, less current portion	$2,094	$2,094
Bank loan payable, less current portion	374	374
Shareholders’ equity
Preferred stock, no par value per share, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, no par value per share, 100,000,000 shares authorized;
35,333,586 shares issued and outstanding, actual; and
40,889,142 shares issued and outstanding, pro forma as adjusted	90,487	151,494
Additional paid-in capital	7,490	7,490
Deferred stock-based compensation	(6)	(6)
Accumulated foreign exchange translation adjustment	(2)	(2)
Accumulated deficit	(75,587)	(75,587)
Total shareholders’ equity	22,382	83,389

Total capitalization	$24,850	$85,857

You should read the table above in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus. The number of shares of our common stock in the actual and as adjusted columns in the table above excludes:

†	4,398,538 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2003 issued under our stock option plans at a weighted average exercise price of $4.27 per share;

†	an additional 1,213,127 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan as of September 30, 2003; and

†	up to 750,000 additional shares of common stock that we have agreed to sell if the underwriters exercise in full their over-allotment option.

________________________________________________________________________________

Dilution

Our net tangible book value on September 30, 2003 was $22.4 million, or approximately $0.63 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares of common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 5,000,000 shares of our common stock in this offering at an assumed public offering price of $12.67 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our net tangible book value as of September 30, 2003 would have been $2.02 per share. This amount represents an immediate increase in net tangible book value of $1.39 per share to existing stockholders and an immediate dilution in net tangible book value of $10.65 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share		$12.67
Net tangible book value per share as of September 30, 2003	$0.63
Increase in net tangible book value per share attributable to new investors	1.39

Net tangible book value per share after this offering		2.02

Dilution per share to new investors		$10.65

The computations in the table above assume no exercise of any outstanding stock options after September 30, 2003. The number of shares of our common stock in the table above excludes:

†	4,398,538 shares of our common stock issuable upon the exercise of stock options outstanding under our stock option plans at a weighted average exercise price of $4.27 per share;

†	an additional 1,213,127 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan;

†	555,556 shares of common stock sold to an institutional investor in November 2003 for net cash proceeds of approximately $2.0 million; and

†	up to 750,000 additional shares of common stock that we have agreed to sell if the underwriters exercise in full their over-allotment option.

To the extent that these options are exercised, there will be further dilution to new investors.

________________________________________________________________________________

Management

The following table presents the names, offices, and ages of each of our directors and executive officers, as of January 15, 2004:

Name	Age	Title

John L. Bishop	59	Chief Executive Officer and Director
Thomas L. Gutshall	65	Chairman of the Board
Kurt Petersen, Ph.D.	55	President, Chief Technical Officer, Secretary and Director
Ira Marks	54	Vice President, Worldwide Sales and Marketing
John R. Sluis	58	Vice President, Finance and Chief Financial Officer
Joseph H. Smith	59	Vice President and General Counsel
Robert J. Easton(1)	59	Director
Cristina H. Kepner(1)(3)	56	Director
Dean O. Morton(2)(3)	71	Director
Hollings C. Renton(1)(2)(3)	56	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

John L. Bishop. Mr. Bishop joined us as Chief Executive Officer and as a director in April 2002. Mr. Bishop served as President and a director of Vysis, a genomic disease management company from 1993 to 2002 and as Chief Executive Officer from 1996 to March 2002. From 1991 until November 1993, Mr. Bishop was Chairman and Chief Executive Officer of MicroProbe Corporation, a biotechnology company and, from 1987 until 1991, of Source Scientific Systems, a biomedical instrument manufacturing company. From 1984 to 1986, Mr. Bishop was President and Chief Operating Officer of Gen-Probe, Inc. From 1968 to 1984, Mr. Bishop held various management positions with American Hospital Supply Company and its affiliates, including a three-year assignment in Japan as an Executive Vice President and Chief Executive Officer of International Reagents Corp., a joint venture between American Hospital Supply Company and Green Cross Corporation.

Thomas L. Gutshall. Mr. Gutshall is a co-founder of Cepheid and has served us as Chairman of the Board since August 1996. From August 1996 until April 2002, he also served as our Chief Executive Officer. From January 1995 to August 1996, he was President and Chief Operating Officer of CV Therapeutics, a biopharmaceutical and biotherapeutics company. From 1989 to 1994, he was Executive Vice President at Syntex Corporation, a pharmaceutical company and a member of the Pharmaceutical Executive Committee. His responsibilities while at Syntex included managing Syva Company, Syntex Agribusiness, Pharmaceutical and Chemical Operations and Services, Syntex Pharmaceutical Intl. Ltd. and Environmental Health and Safety. Mr. Gutshall currently serves as a director of CV Therapeutics and Metrika, Inc.

Kurt Petersen, Ph.D. Dr. Petersen is a co-founder of Cepheid and has served us as President and a director since August 1996, was Chief Operating Officer from August 1996 to April 2003 and Chief Technical Officer since April 2003, and has served as our Secretary since May 2002. From January 1996 through July 1996, Dr. Petersen worked as a private consultant. From 1985 to 1995, he served as Vice President, Technology for NovaSensor, a micromachining process design company. While at NovaSensor, he was responsible for commercializing many innovative micromachined devices and fundamental fabrication processes. He holds over 20 patents and has authored over 80 technical papers and presentations. Dr. Petersen is a Fellow of the IEEE and a member of the National Academy of Engineering. In 2001, he was awarded the Simon Ramo medal by the IEEE.

Management

Ira Marks. Mr. Marks joined us as Vice President, Worldwide Sales and Marketing in September 2003. Prior to joining the company, Mr. Marks was Senior Vice President, Corporate Development and International Operations of Nanogen, a micro-electronics and molecular biology company from January 2002 to September 2003. Before joining Nanogen, Mr. Marks held a variety of positions at the Raichem Division of Hemagen Diagnostics, a medical diagnostic manufacturing company, including serving as its Vice President and General Manager from May 1999 to December 2001, its President and General Manager from May 1997 to May 1999 and its Vice President, Sales and Marketing from May 1995 to May 1997.

John R. Sluis. Mr. Sluis joined us as Vice President, Finance and Chief Financial Officer in July 2002. Prior to joining Cepheid, Mr. Sluis was Senior Vice President and Chief Financial Officer of Vysis, a genomic disease management company from June 2000 through February 2002. Before joining Vysis, he held various senior financial management positions at Sanofi Diagnostics, a medical diagnostic company, from 1989 through 1999, including serving as its Chief Financial Officer for North American Operations from 1989 to 1994, Chief Financial Officer for its worldwide operations headquartered in France from 1994 to 1997, and concluding as Chief Executive Officer for North American Operations from 1997 to 1999. From 1985 through 1988, Mr. Sluis was Vice President and Chief Financial Officer of Gen-Probe, Inc.

Joseph H. Smith. Mr. Smith joined us as Vice President and General Counsel in June 2003. From 1989 to 2003, Mr. Smith held a variety of positions at Applied Biosystems Group, a biotechnology research equipment company and its predecessor, the PE Biosystems Division of PerkinElmer, a scientific and technical manufacturing company, most recently as Senior Vice President, Business Development.

Robert J. Easton. Mr. Easton joined us as a director in January 2002. Mr. Easton is a co-founder of Easton Associates LLC, a healthcare management consulting company and has served as its Chairman since May 2000. Prior to co-founding Easton Associates, Mr. Easton served as Managing Director of IBM Healthcare Consulting from May 1996 to May 2000. Before joining IBM Healthcare Consulting, Mr. Easton was a co-founder and senior officer of The Wilkerson Group. In addition, Mr. Easton has 12 years of managerial experience with the industrial gas and medical products divisions of Union Carbide and Union Carbide Europe. He currently serves as a director of CollaGenex Pharmaceuticals.

Cristina H. Kepner. Ms. Kepner joined us as a director in May 1998. She is an advisor to Invemed Associates, LLC, an investment banking firm. Previously, she was employed by Invemed from 1978 to December 2000, where she served in a variety of capacities, most recently as Executive Vice President and Corporate Finance Director. Ms. Kepner also served as a director of Invemed until December 2000. Ms. Kepner currently serves as a director of ViroLogic, Inc. and Quipp, Inc.

Dean O. Morton. Mr. Morton joined us as a director in July 1997. Mr. Morton has been retired for the past five years. He was Executive Vice President, Chief Operating Officer and a director of Hewlett-Packard Company from 1960 to 1992. Mr. Morton currently serves as a director of BEA Systems, Inc., The Clorox Company, and Pharsight Corporation. He is a trustee of the State Street Research group of mutual funds and a director of the Metropolitan Series Fund, Inc. and State Street Research Portfolios, Inc. He serves on the Board of Monterey Bay Aquarium Research Institute and the Board of Kaiser Foundation Health Plan and Hospitals. He is also a trustee of the David and Lucile Packard Foundation and Chairman of The Center for Excellence in Non Profits.

Hollings C. Renton. Mr. Renton joined us as a director in March 2000. Since 1993, he has served as the President and Chief Executive Officer and a director of Onyx Pharmaceuticals, Inc., a biopharmaceutical and biotherapeutics company. Mr. Renton also currently serves as a director of Sangstat Medical Corporation. From 1991 to 1993, he served as President and Chief Operating Officer of Chiron Corporation, a pharmaceutical company, following its acquisition of Cetus Corporation. Prior to the acquisition, he served as President of Cetus Corporation from 1990 to 1991 and as Chief Operating Officer of Cetus from 1987 to 1990.

________________________________________________________________________________

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, William Blair & Company, L.L.C., C.E. Unterberg, Towbin and Rodman & Renshaw, LLC are the representatives of the underwriters.

We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number
Underwriters	of shares

UBS Securities LLC
William Blair & Company, L.L.C.
C.E. Unterberg, Towbin
Rodman & Renshaw, LLC

Total	5,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

†	receipt and acceptance of our common stock by the underwriters; and

†	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of these liabilities.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 750,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise the option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                    per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                    per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated in the agreement, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 750,000 shares.

Paid by Cepheid	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $500,000.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to certain permitted exceptions, offer, sell, contact to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the Nasdaq National Market under the symbol “CPHD.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

†	stabilizing transactions;

†	short sales;

†	purchases to cover positions created by short sales;

†	imposition of penalty bids; and

†	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing in the open market.

Underwriting

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

________________________________________________________________________________

Legal matters

Fenwick & West LLP, San Francisco, California, is giving Cepheid an opinion on the validity of the shares covered by this prospectus. Dewey Ballantine LLP, East Palo Alto, California, is counsel for the underwriters in connection with this offering.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this Registration Statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

________________________________________________________________________________

Incorporation by reference

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering, and the over-allotment option expires or is terminated. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

†	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 25, 2003.

†	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 filed with the SEC on May 14, 2003, August 14, 2003 and November 14, 2003, respectively.

†	Our Current Reports on Form 8-K filed with the SEC on August 14, 2003, November 7, 2003 and January 14, 2004.

†	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on June 6, 2000.

†	The description of our shareholder rights plan in our registration statement on Form 8-A filed with the SEC on October 4, 2002.

†	All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

Each of these filings is available from the SEC. You may request, and we will provide at no cost, a copy of these filings, including any exhibits to the filings, by writing or telephoning us at the following address: Investor Relations, Cepheid, 904 Caribbean Drive, Sunnyvale, California 94089-1189, telephone (408) 541-4191.

Where you can find more information

We have filed reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by us and the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other expenses of issuance and distribution.

The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:

SEC registration fee	$5,483
Printing and engraving expenses	100,000
Legal expenses	150,000
NASD, Nasdaq and blue sky expenses	75,000
Accounting fees and expenses	150,000
Miscellaneous	19,517

Total	$500,000

Item 15.     Indemnification of directors and officers.

Pursuant to Section 204(a) and 317 of the California Corporations Code, as amended, the Company has included in its articles of incorporation and bylaws provisions regarding the indemnification of officers and directors of the Company.

Article 6 of Company’s Restated Articles of Incorporation, as amended, provides as follows:

“The Corporation shall, to the maximum extent and in a manner permitted by the Code, indemnify each of its Directors against expenses (as defined in Section 317(a) of the Code), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the Code), arising by reason of the fact that such person is or was a Director of the Corporation. For purposes of this Article 6, a “Director” of the Corporation includes any person (i) who is or was a Director of the Corporation, (ii) who is or was serving at the request of the Corporation as a director of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.”

Article 7, Section 1 of the Company’s Bylaws, as amended, provides as follows:

To the fullest extent permitted by law, this corporation shall indemnify its directors, officers, employees and other persons described in Section 317(a) of the California Corporations Code, including persons formerly occupying any such position, against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any “proceeding”, as that term is used in such Section and including an action by or in the right of the corporation, by reason of the fact that such person is or was a person described by such Section. “Expenses”, as used in this Bylaw, shall have the same meaning as in Section 317(a) of the California Corporations Code.

In addition, the Company has entered into indemnification agreements with each of its directors and officers. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such director or officer in any action or proceeding, including any action by or in our right, arising out of such person’s services as one of our directors or officers, to any of our subsidiaries or to any other company or enterprise to which the director or officer provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Item 16.     Exhibits.

Exhibit
number	Exhibit description

1.1	Form of Underwriting Agreement.
4.1	Amended and Restated Articles of Incorporation.(1)
4.2	Amended and Restated Bylaws.(2)
4.3	Rights Agreement dated September 26, 2002 between Cepheid and Computershare Trust Company as Rights Agent, which includes as Exhibit A the form of Certificate of Determination of Series A Junior Participating Preferred Stock, as Exhibit B the Summary of Stock Purchase Rights and as Exhibit C the Form of Rights Certificate.(3)
5.1	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
23.1	Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP, independent auditors.
24.1	Power of attorney (contained on page II-4).

(1)	Incorporated by reference to Exhibit 3.1 to Cepheid’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 7, 2000.

(2)	Incorporated by reference to Exhibit 3.1 to Cepheid’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2002.

(3)	Incorporated by reference to Exhibit 3.2 to Cepheid’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 4, 2002.

Item 17.     Undertakings.

The undersigned Registrant hereby undertakes:

(1)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(3)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, state of California, on this 28th day of January, 2004.

CEPHEID

By:	/s/ JOHN L. BISHOP

John L. Bishop
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

Principal Executive Officer:

/s/ JOHN L. BISHOP John L. Bishop		Chief Executive Officer and Director	January 28, 2004
Principal Financial Officer and Principal Accounting Officer:

/s/ JOHN R. SLUIS* John R. Sluis		Chief Financial Officer	January 28, 2004
Additional Directors:

/s/ ROBERT J. EASTON* Robert J. Easton		Director	January 28, 2004

/s/ THOMAS L. GUTSHALL* Thomas L. Gutshall		Chairman of the Board of Directors	January 28, 2004

/s/ CRISTINA H. KEPNER* Cristina H. Kepner		Director	January 28, 2004

/s/ DEAN O. MORTON* Dean O. Morton		Director	January 28, 2004

/s/ KURT PETERSEN* Kurt Petersen, Ph.D.		Director	January 28, 2004

/s/ HOLLINGS C. RENTON* Hollings C. Renton		Director	January 28, 2004

*By:	/s/ JOHN L. BISHOP John L. Bishop, attorney-in-fact

Exhibit Index

Exhibit
number	Exhibit description

1.1	Form of Underwriting Agreement.
4.1	Amended and Restated Articles of Incorporation.(1)
4.2	Amended and Restated Bylaws.(2)
4.3	Rights Agreement dated September 26, 2002 between Cepheid and Computershare Trust Company as Rights Agent, which includes as Exhibit A the form of Certificate of Determination of Series A Junior Participating Preferred Stock, as Exhibit B the Summary of Stock Purchase Rights and as Exhibit C the Form of Rights Certificate.(3)
5.1	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
23.1	Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP, independent auditors.
24.1	Power of attorney (contained on page II-4).

(1)	Incorporated by reference to Exhibit 3.1 to Cepheid’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 7, 2000.

(2)	Incorporated by reference to Exhibit 3.1 to Cepheid’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2002.

(3)	Incorporated by reference to Exhibit 3.2 to Cepheid’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 4, 2002.